Free Writing Prospectus filed pursuant to Rule 433
Registration Statement No. 333-224549
Dated September 7, 2018

September 7, 2018

I am pleased to provide you with details of our pending public offering in connection with which we have applied to list our common stock on the NASDAQ Capital Market under the symbol “YAYO.”

YayYo, Inc. (“YAYO” or the “Company”) bridges the gap between rideshare drivers in need of a suitable vehicle and the rideshare companies whose brands depend on attracting—and keeping—drivers with high-quality vehicles.

We own and maintain our own fleet of vehicles which we rent to rideshare drivers while providing insurance coverage and insurance card in the drivers name and as a result help drivers meet the stringent requirements of rideshare companies.

As the company’s founder and Chief Executive Officer, it’s an honor to present you with the ability to participate in our offering. This offering is being underwritten by the Benchmark Company, who has selected Motif Investing (“Motif”) as its partner in providing offering access to individual investors.

To participate in the offering you can apply to open an account with Motif and place a conditional order by clicking on the Learn More Now button below.

For more information, please read the Prospectus and Free Writing Prospectus.

On behalf of the YayYo team, I thank you for your interest in YAYO and hope you join me as a shareholder of the Company.

Sincerely,

Ramy El-Batrawi

CEO

IPO for YayYo, Inc.

$7.00-9.00 (Est. Date 09/21/2018)

The Company is a holding company operating through its wholly-owned subsidiaries, including Distinct Cars, LLC, a Delaware limited liability company. (“Distinct cars”), Savvy LLC, a Delaware limited liability company (“Savvy”), Rideyayyo LLC, a Delaware limited liability company (“Rideyayyo”) and Rideshare Car Rentals LLC, a Delaware limited liability company (“Rideshare”).

Rideshare Platform - On October 31, 2017, the Company created the wholly-owned subsidiary, Rideshare to incubate the concept of a proprietary transportation network system focused on the developing of a peer-to-peer booking platform to rent standard passenger vehicles to self-employed ridesharing drivers. The Company has now deployed and launched the Rideshare Platform on its operating online platform. Ridesharerental.com (http://www.Ridesharerental.com). The Rideshare Platform is a proprietary peer-to-peer car rental marketplace that connects the Company’s Fleet Management vehicles, other fleet owners and selected individual car owners with Rideshare drivers seeking rental vehicles.

Fleet Management - On June 10, 2017, the Company formed the wholly-owned subsidiary, Distinct Cars for purposes of developing a fleet management business. The Fleet Management business focuses on the maintenance of a fleet of brand new standard passenger vehicles, under lease contract with the Company, to be subsequently rented directly to drivers in the ridesharing economy. The Fleet Management business and vehicles are made commercially available through the Company’s Rideshare Platform.

This information has been gathered from the Company’s offering prospectus.

IPO Documentation

NAME	ACTION	LAST UPDATED

Prospectus	Download PDF	Sep. 5, 2018

IPO Price Range	View	Sep. 5, 2018

IPO Advertisement	View	Sep. 7, 2018

Key IPO Data

Proposed Symbol:	YAYO	Lead Underwriter:

Exchange:	NASDAQ

Offer Amount:	5,000,000	Benchmark Company

Shares Offered:	625,000

This information has been gathered from the Company’s offering prospectus.